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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT


                                   AMGEN INC.
                            (Name of Subject Company)

                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                        PHARMACEUTICAL PARTNERS, L.L.C.
                                    (Bidders)

       CONTRACTUAL CONTINGENT PAYMENT RIGHTS ARISING FROM THE PURCHASE OF
                                CLASS A INTERESTS
                        OF AMGEN CLINICAL PARTNERS, L.P.
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 ---------------

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450

                                 ---------------

                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                       HIGH STREET TOWER  125 HIGH STREET
                                BOSTON, MA 02110
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications
                              on Behalf of Bidder)

                                 ---------------

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This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, relating to the offer by Purchaser to purchase outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs") at $240,000 per CCPR, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, and the amendment and supplement thereto, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(4), respectively (which collectively constitute the "Offer").


     The Offer expired at 12:00 Midnight (Eastern Standard time) on September 24, 1997.

     At the time of expiration, 50.125 CCPRs had been tendered and not withdrawn. On September 29, 1997, the Purchaser accepted for payment all tendered CCPRs, payment for which will be made promptly.




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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 29, 1997             PHARMAINVEST, L.L.C.

                                      By:    /s/ Pablo Legorreta
                                         -------------------------------------
                                      Name:  Pablo Legorreta

                                      Title:  Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager
                                            -----------------------------------


                                      PHARMACEUTICAL ROYALTIES, L.L.C.

                                      By:    /s/ Pablo Legorreta
                                         --------------------------------------
                                      Name:  Pablo Legorreta

                                      Title: Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager
                                            -----------------------------------


                                      PHARMACEUTICAL ROYALTY
                                      INVESTMENTS LTD.

                                      By:    /s/ Pablo Legorreta
                                         --------------------------------------
                                      Name:  Pablo Legorreta

                                      Title: Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager
                                            -----------------------------------


                                      PHARMACEUTICAL PARTNERS, L.L.C.

                                      By:   /s/ Pablo Legurreta
                                          -------------------------------------
                                      Name: Pablo Legorreta

                                      Title: Managing Member
                                             ----------------------------------


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